                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F [X]       Form 40-F -


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes-                No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-           .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed or furnished.

     This report contains (i) the discussion and analysis of the non-consolidated results of operations of SK Telecom Co., Ltd. and its unaudited non-consolidated financial information as of and for the six months ended June 30, 2002 and 2003 prepared pursuant to Korean generally accepted accounting principles, or Korean GAAP, (ii) information in respect of SK Telecom's consent given to POSCO for the deposit of 1,696,428 common shares of SK Telecom owned by Pohang Iron and Steel Co., Ltd. ("POSCO") with Citibank, N.A. for issuance of American Depositary Shares and (iii) information regarding SK Telecom's stock buyback program.

     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

     The financial information appearing in this report is stated in Korean Won. All references to "KRW," "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our business outlook and expected performance as well as other statements that are not historical facts. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

NON-CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003

     We must file semi-annual reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. SK Telecom's unaudited, reviewed and non-consolidated financial information as of and for the six months ended June 30, 2002 and 2003 shown below were prepared pursuant to generally accepted accounting principles in Korea ("Korean GAAP"), which differs in certain material respects from generally accepted accounting principles in the United States.

     The financial information below is non-consolidated and does not include the results of operations of our subsidiaries except for certain subsidiaries which are accounted for using the equity method of accounting of Korean GAAP. Therefore, our income statement, including revenues and net income, as well as our balance sheets, including total assets and total liabilities, if prepared on a consolidated basis, may be significantly different from those in SK Telecom's non-consolidated financial statements. See note 2(b) of our notes to consolidated financial statements for a list of our subsidiaries that were included in our consolidated financial statements in the last three years which is available in SK Telecom's annual report for 2002 filed under Form 20-F, as amended. Under Korean GAAP, for the years ended December 31, 2000, 2001 and 2002, SK Telecom's non-consolidated revenues accounted for 77.6%, 74.4% and 92.6%, respectively, of our consolidated revenues. We can give no assurance as to what the actual ratios will be for 2003. In addition, SK Telecom's results of operations for the first six months of 2003 may not be indicative of results of operations for the full year 2003.

     Shinsegi was merged into SK Telecom on January 13, 2002. As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi, as a subsidiary, and which was accounted for using the equity method of accounting in our non-consolidated financial information.

                                                                           FOR THE SIX MONTHS ENDED
                                                                                  JUNE 30,
                                                                        -----------------------------
                                                                          2002                 2003
                                                                        --------             --------
                                                                             (IN BILLIONS OF WON)
NON-CONSOLIDATED INCOME STATEMENT DATA
Operating Revenue.............................................          W4,044.8             W4,629.6
Operating Expenses............................................           2,676.3              3,061.8
Operating Income..............................................           1,368.5              1,567.8
Other Income..................................................             138.6                142.5
Other Expenses................................................             203.8                280.8
Income Taxes..................................................             398.7                430.3
                                                                        --------             --------
Net Income....................................................          W  904.6             W  999.2
                                                                        ========             ========


                                                                                  AS OF JUNE 30,
                                                                         -------------------------------
                                                                            2002                  2003
                                                                         ---------             ---------
                                                                               (IN BILLIONS OF WON)
NON-CONSOLIDATED BALANCE SHEET DATA
Total Current Assets..........................................           W 2,486.1             W 3,730.3
Total Non-Current Assets......................................            10,498.1               9,262.4
Total Assets..................................................            12,984.2              12,992.7
Total Current Liabilities.....................................             3,915.0               3,885.0
Total Long-Term Liabilities...................................             3,274.9               3,591.2
                                                                         ---------             ---------
Total Shareholders' Equity....................................           W 5,794.4             W 5,516.4
                                                                         =========             =========

     Non-Consolidated Operating Income. SK Telecom's operating income increased by 14.6% to Won 1,567.8 billion for the six months ended June 30, 2003 from Won 1,368.5 billion for the six months ended June 30, 2002, as a result of a greater increase in operating revenue than the increase in operating expense, for the six months ended June 30, 2003 as compared to the six months ended June 30, 2002.

     Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 14.5% to Won 4,629.6 billion for the six months ended June 30, 2003 from Won 4,044.8 billion for the six months ended June 30, 2002, principally reflecting a 16.9% increase in cellular revenue to Won 4,108.9 billion for the six months ended June 30, 2003 from Won 3,514.6 billion for the six months ended June 30, 2002, which was offset by a 1.8% decrease in interconnection revenue.

     The increase in SK Telecom's cellular revenue was principally due to an increase in the number of SK Telecom's average wireless subscribers and non-consolidated average monthly revenue per subscriber (excluding interconnection revenue). The number of

SK Telecom's subscribers increased to approximately 17.9 million as of June 30, 2003 from approximately 16.5 million as of June 30, 2002. SK Telecom's non-consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 5.6% to Won 38,942 for the six months ended June 30, 2003 from Won 36,890 for the six months ended June 30, 2002. The increase was principally due to increases in average monthly revenue from wireless Internet sales and average monthly revenue from value-added services and other sales. However, the increase in cellular revenue was partially offset by a reduction in tariffs of 7.3% (based on the reduction in a standard tariff plan) from January 2003.

     Average monthly revenue from wireless Interest sales increased by 74.7% to Won 5,408 for the six months ended June 30, 2003 from Won 3,096 for the six months ended June 30, 2002. Wireless Internet sales increased by 98.8% to Won
570.7 billion for the six months ended June 30, 2003 from Won 287.1 billion for the six months ended June 30, 2002, representing 12.3% of SK Telecom's cellular revenue, primarily due to the increased number of wireless Internet-enabled handset holders. However, the increase in wireless Internet sales was partially offset by a change in the method SK Telecom uses to account for wireless Internet sales. SK Telecom now recognizes e-lottery sales net of the sourcing cost of content. Such sales were previously recognized on a gross basis.

     Average monthly revenue from value-added services and other sales increased by 24.4% to Won 2,091 for the six months ended June 30, 2003 from Won 1,681 for the six months ended June 30, 2002. Value-added services and other sales increased by 45.0% to Won 220.6 billion for the six months ended June 30, 2003 from Won 152.1 billion for the six months ended June 30, 2002, despite a change in the accounting method related to voice information services. SK Telecom now recognizes voice information sales net of commissions to contents providers. Such sales were previously recognized on a gross basis.

     Interconnection revenue decreased by 1.8% to Won 520.7 billion for the six months ended June 30, 2003 from Won 530.1 billion for the six months ended June 30, 2002. The decrease was due to a reduction in land-to-mobile interconnection rates beginning April of 2003 to account for a decrease in the use of land lines owned by us by land-line callers calling a subscriber, partially offset by an increase in mobile-to-mobile interconnection rates due to an increase in minutes of use.

     Non-Consolidated Operating Expense. SK Telecom's operating expenses for the six months ended June 30, 2003 increased by 14.4% to Won 3,061.8 billion compared to

Won 2,676.3 billion for the six months ended June 30, 2002. The increase in SK Telecom's operating expenses was primarily due to the increases in commissions, interconnection, depreciation, labor, leased line and miscellaneous operating expenses.

     Commissions paid to SK Telecom's authorized dealers increased by 21.2% to Won 1,082.7 billion for the six months ended June 30, 2003 compared to Won 893.1 billion for the six months ended June 30, 2002. The increase was primarily due to the increase in average subscribers by 11% during the period and increase in the number of handsets sold, and our aggressive marketing activities to maintain our market leadership in 2G & 2.5G services as well as 3G services going forward. SK Telecom also incurred an increase in consulting fees paid in relation to the establishment of a corporate innovation strategy.

     Interconnection expenses increased by 21.5% to Won 417.1 billion for the six months ended June 30, 2003 compared to Won 343.4 billion for the six months ended June 30, 2002. The increase was primarily due to the higher subscriber numbers and an increase of the mandated payment in Universal Service Obligation fund, which is a fund into which certain telecommunications service providers in Korea contribute based upon such company's net annual income (which is calculated pursuant to guidelines set forth by the Minister of Information Communication which differ from SK Telecom's accounting practices) to fund the provision of telecommunication services to the general public, for the first quarter of 2003 of Won 22.5 billion compared to Won 7.2 billion in the first quarter of 2002, which were only partially offset by a decrease in interconnection rates and a decrease in the level of interconnection fees that SK Telecom must pay to other operators for calls using their networks. Additionally, SK Telecom reflected as an expense in the second quarter of 2003 all amounts due to be paid to KT Corp. for the years 1998, 1999, 2000 and 2001 pursuant to a cost sharing arrangement regarding the provision of directory assistance services by KT Corp. to SK Telecom's subscribers. SK Telecom's share of expenses for the provision of directory assistance service by KT Corp. SK Telecom will discuss with KT Corp. the amounts to be paid by SK Telecom for directory assistance services provided to its subscribers during 2002 and the six months ended June 30, 2003.

     Depreciation and amortization expenses increased by 6.1% to Won 661.9 billion for the six months ended June 30, 2003 compared to Won 623.9 billion for the six months ended June 30, 2002. The increase in depreciation expenses was primarily due to the expansion of SK Telecom's CDMA 1xRTT network.

     Labor cost increased by 17.8% to Won 192.9 billion for the six months ended June 30, 2003 compared to Won 163.7 billion for the six months ended June 30, 2002. The increase was primarily due to payment of performance bonuses to its employees in 2003 in respect of SK Telecom's performance in 2002.

     Leased line expenses increased by 9.0% to Won 149.3 billion for the six months ended June 30, 2003 compared to Won 136.9 billion for the six months ended June 30, 2002, primarily due to an increase leased line expenses in response to higher wireless traffic.

     Miscellaneous operating expenses increased by 10.9% to Won 374.0 billion for the six months ended June 30, 2003 compared to Won 337.3 billion for the six months ended June 30, 2002, primarily due to increases in research and development expenses and maintenance expenses.

     Non-Consolidated Other Income. Other income increased by 2.8% to Won 142.5 billion for the six months ended June 30, 2003 compared to Won 138.6 billion for the six months ended June 30, 2002. Other income consists primarily of incoming fees, interest income, foreign exchange and translation gains, gain on equity method, gain on disposal of property and equipment, reversal of allowance for doubtful accounts and miscellaneous income. Other income increased primarily due to an increase in incoming fees (6.6% increase to Won 50.3 billion for the six months ended June 30, 2003 compared to Won 47.2 billion for the six months ended June 30, 2002) which was principally due to an increase in rental income from rentals of mobile phones and an increase in service income from the provision of services relating to testing of 3G related technology for SK IMT Co., Ltd. and miscellaneous income (665.3% increase to Won 57.4 billion for the six months ended June 30, 2003 compared to Won 7.5 billion for the six months ended June 30, 2002), which partially due to an increase in income from sale of tangible and intangible property, which were partially offset by the absence of gain on equity method (compared to Won 25.7 billion for the six months ended June 30, 2002) which was partially due to losses at SK Communications Co., Ltd. and a decrease in foreign exchange translation gains (93.2% decrease to Won 2.3 billion for the six months ended June 30, 2003 compared to Won 33.9 billion for the six months ended June 30, 2002).

     Non-Consolidated Other Expenses. Other expenses increased by 37.8% to Won
280.8 billion for the six months ended June 30, 2003 compared to Won 203.8 billion for the six months ended June 30, 2002. Other expenses consists primarily of interest expense, donations, foreign exchange and translation losses, loss on equity method and miscellaneous expenses. Other expenses increased primarily as a result of increases in interest expenses, loss on equity method and miscellaneous expenses. As a percentage of operating revenue, other expenses increased slightly to 6.1% for the six months ended June 30, 2003 from 5.0% for the six months ended June 30, 2002.

     Non-Consolidated Income Tax. Provision for income taxes increased by 7.9% to Won 430.3 billion for the six months ended June 30, 2003 from Won 398.7 billion for the six months ended June 30, 2002.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 10.5% to 999.2 billion for the six months ended June 30, 2003 from Won 904.6 billion for the six months ended June 30, 2002.


CONSENT GRANTED TO POHANG IRON AND STEEL CO., LTD.

     On August 5, 2003, pursuant to a request from POSCO, SK Telecom consented to the deposit by POSCO of 1,696,428 common shares of SK Telecom for issuance of American Depositary Shares, provided that such deposit occur before November 5, 2003.


SK TELECOM STOCK BUYBACK PROGRAM

     On August 11, 2003 SK Telecom concluded the stock buyback program it had commenced on June 30, 2003. SK Telecom acquired a total of 2,544,600 shares of its outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was KRW 524,387,490,000 or an average of KRW 206,078.55 per share, with the price per share ranging from KRW 192,000 (on July 24, 2003) to KRW 216,000 (on July 15-16, 2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of SK Telecom's outstanding common stock declined from 84,821,311 to 82,276,711.

INCOME STATEMENT

---------------------------------------------------------------------------------------------------------
(KRW MN)                                                                2002 IH                 2003 IH
---------------------------------------------------------------------------------------------------------
REVENUE                                                                4,044,769               4,629,598
---------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                                     2,676,294               3,061,821
---------------------------------------------------------------------------------------------------------
  WAGE AND EMPLOYEE BENEFITS                                             163,715                 192,910
  COMMISSIONS                                                            893,099               1,082,661
  ADVERTISING                                                            177,895                 183,976
  DEPRECIATION                                                           623,917                 661,903
  NETWORK INTERCONNECTION                                                343,395                 417,058
  LEASED LINE                                                            136,925                 149,278
  R&D EXPENSES                                                            66,541                  94,835
  RENT                                                                    70,327                  64,871
  FREQUENCY USAGE FEES                                                    58,640                  64,243
  BAD DEBT                                                                 8,333                   5,824
  OTHERS                                                                 133,507                 144,262
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       1,368,476               1,567,753
---------------------------------------------------------------------------------------------------------
OTHER INCOME                                                             138,551                 142,500
---------------------------------------------------------------------------------------------------------
  INTEREST INCOME                                                         21,988                  31,855
  INCOMING FEES                                                           47,209                  50,269
  GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT                               2,154                     720
  GAIN ON EQUITY METHOD                                                   25,744                       -
  FOREIGN EXCHANGE AND TRANSLATION GAINS                                  33,919                   2,299
  OTHERS                                                                   7,537                  57,357
---------------------------------------------------------------------------------------------------------
OTHER EXPENSES                                                           203,750                 280,751
---------------------------------------------------------------------------------------------------------
  INTEREST EXPENSES                                                      149,280                 187,382
  DONATIONS                                                                2,668                   8,455
  LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT                               4,712                   2,933
  LOSS ON EQUITY METHOD                                                        -                  16,183
  FOREIGN EXCHANGE AND TRANSLATION LOSS                                    4,464                     775
  LOSS ON IMPAIRMENT OF INVESTMENT SECURITIES                                  -                  18,717
  LOSS ON DISPOSAL OF INVESTMENT ASSETS                                    2,096                     179
  OTHERS                                                                  40,530                  46,127
---------------------------------------------------------------------------------------------------------
ORDINARY INCOME                                                        1,303,277               1,429,526
---------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                             1,303,277               1,429,526
---------------------------------------------------------------------------------------------------------
  INCOME TAXES                                                           398,656                 430,278
---------------------------------------------------------------------------------------------------------
NET INCOME                                                               904,621                 999,247
---------------------------------------------------------------------------------------------------------

BALANCE SHEET

---------------------------------------------------------------------------------------------------------
(KRW MN)                                                             JUN 02                     JUN 03
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                       12,984,207                 12,992,667
---------------------------------------------------------------------------------------------------------
  CURRENT ASSETS                                                    2,486,072                  3,730,287
---------------------------------------------------------------------------------------------------------
    CASH AND MARKETABLE SECURITIES                                    511,207                  1,186,456
    ACCOUNTS RECEIVABLE - TRADE                                     1,120,436                  1,351,740
    SHORT-TERM LOANS                                                   29,883                     25,720
    ACCOUNTS RECEIVABLE - OTHER                                       760,029                  1,006,839
    INVENTORIES                                                         3,649                      6,668
    OTHERS                                                             60,868                    152,864
---------------------------------------------------------------------------------------------------------
  INVESTMENT ASSETS                                                 3,954,265                  1,396,980
---------------------------------------------------------------------------------------------------------
    LONG-TERM INVESTMENT SECURITIES                                 3,612,068                  1,053,172
    LONG-TERM LOANS                                                    66,988                     51,381
    GUARANTEE DEPOSITS                                                243,660                    238,132
    OTHERS                                                             31,549                     54,295
---------------------------------------------------------------------------------------------------------
  PROPERTY AND EQUIPMENT                                            4,105,068                  4,272,990
---------------------------------------------------------------------------------------------------------
    LAND                                                              440,751                    440,187
    BUILDING AND FIXTURE                                              769,585                    797,014
    EQUIPMENT                                                       2,239,683                  2,437,817
    CONSTRUCTION IN PROGRESS                                          224,265                    265,465
    OTHERS                                                            430,784                    332,507
---------------------------------------------------------------------------------------------------------
  INTANGIBLE ASSETS                                                 2,438,802                  3,592,410
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
LIABILITIES                                                         7,189,844                  7,476,260
---------------------------------------------------------------------------------------------------------
  CURRENT LIABILITIES                                               3,914,957                  3,885,024
---------------------------------------------------------------------------------------------------------
    ACCOUNTS PAYABLE                                                  972,150                    664,114
    SHORT-TERM BORROWINGS                                             423,598                    838,669
    INCOME TAXES PAYABLE                                            1,515,000                    405,115
    ACCRUED EXPENSES                                                  396,375                    431,718
    CURRENT PORTION OF LONG-TERM DEBT                                 411,417                  1,299,690
    OTHERS                                                            196,417                    245,718
---------------------------------------------------------------------------------------------------------
  LONG-TERM LIABILITIES                                             3,274,887                  3,591,237
---------------------------------------------------------------------------------------------------------
    LONG-TERM DEBT                                                  3,070,892                  2,751,108
    FACILITY DEPOSITS                                                  47,278                     43,676
    ACCRUED SEVERANCE INDEMNITIES                                      88,708                     67,391
    OTHERS                                                             68,009                    729,062
---------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                5,794,363                  5,516,407
---------------------------------------------------------------------------------------------------------
  CAPITAL STOCK                                                        44,576                     44,639
  CAPITAL SURPLUS                                                   2,884,430                  2,916,150
  RETAINED EARNINGS                                                 4,290,442                  4,734,158
  CAPITAL ADJUSTMENTS                                              (1,425,085)                (2,178,540)
    TREASURY STOCK                                                 (1,192,940)                (2,067,784)
    UNREALIZED LOSS ON VALUATION OF
     LONG-TERM INVESTMENT SECURITIES                                 (233,760)                  (113,916)
    STOCK OPTIONS                                                       1,616                      3,160
---------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SK TELECOM CO., LTD.



                                            By: /s/ Sung Hae Cho
                                                --------------------------------
                                            Name:  Sung Hae Cho
                                            Title: Vice President
                                            IR Office


Date:  August 22, 2003